T 410.528.2355
F 410.244.7742
ersmith@Venable.com

December 18, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Attention: Michael McTiernan, Assistant Director
Mail Stop 4561
Division of Corporate Finance
100 F Street, NE
Washington, DC 25049

Re:          Owens Realty Mortgage, Inc.
Registration Statement on Form S-4
Filed October 11, 2012
File No. 333-184392

Ladies and Gentlemen:

On behalf of Owens Realty Mortgage, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”) on Form S-4 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to William C. Owens of the Company dated November 8, 2012 (respectively, the “Comment Letter” and the “Comment Letter Date”) as well as additional clarification and updates to the Registration Statement. These updates include:

•	the financial statements and related MD&A for Owens Mortgage Investment Fund, a California Limited Partnership (“OMIF”) for the fiscal quarter ended September 30, 2012;

•	updated pro forma financial statements for the Company; and

•	updated information concerning the properties of OMIF.

Securities and Exchange Commission
December 18, 2012

This letter provides responses to the Comment Letter. For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1 as filed on EDGAR.

For the Staff’s convenience, the Company is providing the Staff with four (4) copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement filed on October 11, 2012, together with four (4) copies of this response letter as filed with the Commission, and four (4) copies of unmarked Amendment No. 1.

General

1.	Please provide us your analysis as to why the roll-up rules do not apply to this transaction. Refer to Item 901 of Regulation S-K.

Response to Comment No. 1

The Company believes that the roll-up rules of the 900 Series of Regulation S-K do not apply to this transaction because OMIF is not a “partnership”, as defined in the roll-up rules, and in any event, the transaction fits within the exemption provided in Item 901(c)(2)(vii) of Regulation S-K.

Item 901(c)(1) of Regulation S-K defines a “roll-up transaction” as a transaction “involving a combination or reorganization of one or more partnerships, directly or indirectly, in which some or all of the investors in any such partnerships will receive new securities, or securities of another entity.” (Emphasis added.) Accordingly, the roll-up rules of the 900 Series of Regulation S-K only apply to transactions involving one or more “partnerships” in which the investors in such “partnerships” will receive other securities.1 For the purposes of the 900 Series of Regulation S-K, a “partnership” is defined in Item 901(b) of Regulation S-K as any entity that: (a) “operates as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time;” and (b) “has a policy or purpose of distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, rather than reinvesting such proceeds or cash in the business…”

Although OMIF has a finite existence, it is not a “partnership”, as it may reinvest proceeds from the sale or financing of its assets, or its cash, in its business. In particular, while OMIF must make monthly net income distributions to its partners, its partnership agreement provides that net proceeds (which include net cash from the repayment of principal on a mortgage loan and the sale of a mortgage loan or the real property securing such a loan) may be: (a) reinvested in new mortgage loans (subject to certain limitations); (b) used to maintain properties; (c) used to pay operating expenses; or (d) distributed to partners, in each case in the sole discretion of the general partner, Owens Financial Group, Inc. (“OFG”). Accordingly, there is no absolute policy or purpose of distributing proceeds or cash to investors; instead, OMIF may choose to reinvest certain amounts in its business.  In the past, OMIF has on occasion, instead of distributing proceeds to its partners, used proceeds to further its operations, including improving its real estate properties, purchasing new mortgage investments to protect existing mortgage investments, investing in certificates of deposit, purchasing equipment and holding funds in reserve.

1 It is not necessary to consider whether the Company is a “partnership” for the purposes of this analysis since a “roll-up transaction” is one in which the investors in the “partnership” receive new securities or securities of another entity as a result of the transaction, and the stockholder of the Company will not receive any new or other securities as a result of the merger and REIT conversion in his capacity as a stockholder of the Company.

Securities and Exchange Commission
December 18, 2012

Even if OMIF falls within the definition of a “partnership”, Item 901(c)(2)(vii) provides that a transaction is not a “roll-up transaction” if “the investors in any of the partnerships involved in the transaction are not subject to a significant adverse change with respect to voting rights, the terms of existence of the entity, management compensation or investment objectives.”  Accordingly, this transaction is not a roll-up transaction because the limited partners of OMIF are not subject to a significant adverse change with respect to voting rights, the term of existence of the entity, management compensation or investment objectives, for the following reasons:

a)
Voting Rights: The voting rights of the limited partners of OMIF are substantially similar to the voting rights of the stockholders of the Company, and in any event, the limited partners of OMIF are not subject to a significant adverse change with respect to their voting rights as a result of the merger and REIT conversion. For example, the current partnership agreement of OMIF provides that majority limited partner approval is required to: (i) amend the partnership agreement; (ii) dissolve and wind up OMIF; (iii) approve or disapprove the sale or exchange of all or substantially all of the assets of OMIF; (iv) cause a merger or other reorganization of OMIF; and (v) remove OFG as a general partner.  Similarly, under Maryland law and the Company’s charter, the approval of the Company’s stockholders entitled to cast a majority of the votes entitled to be cast on the matter is required for the Company to: (i) amend its charter; and (ii) dissolve, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange. Additionally, pursuant to the management agreement to be entered into between OFG and the Company (the “Management Agreement”), the stockholders of the Company may, by affirmative vote of the holders of a majority of the Company’s common stock, remove OFG as the manager by terminating the Management Agreement.

b)
Term of existence: Each of OMIF and the Company have a term ending on December 31, 2034, which may be extended by a vote of the limited partners (in the case of OMIF) or the stockholders (in the case of the Company). Accordingly, there is no change in the term of existence as a result of the merger and REIT conversion.

Securities and Exchange Commission
December 18, 2012

c)
Management Compensation: The fees OFG, as the manager, is entitled to receive from the Company and its borrowers will be substantially the same as those fees payable to OFG, as the general partner, under the partnership agreement of OMIF. For example, OFG will continue to be entitled to receive a monthly management fee of up to 2.75% per year of the average unpaid balance of mortgage loans at the end of each month in a calendar year. OFG may also continue to receive a monthly loan servicing fee which, when added to all other fees paid in connection with the servicing of a particular loan, will not exceed the lesser of the customary, competitive fee in the community where the loan is placed for the provision of such mortgage services on that type of loan, or up to 0.25% per year of the unpaid balance of mortgage loans at the end of each month. OFG will continue to be entitled to certain borrower fees, as well as certain reimbursements from the Company. While the general partner interest that is an expense of OMIF (the “Carried Interest”) will no longer be a component of OFG’s compensation, this change is not a significant adverse change (as far as the limited partners are concerned), as it reduces compensation to OFG.

d)
Investment Objectives: The investment objectives of OMIF are the same as the investment objectives of the Company, namely to preserve capital and to provide monthly cash distributions to equity holders.  Further, as outlined under the heading “Policies with Respect to Certain Activities” in Amendment No. 1, the investment policies of OMIF and the Company are substantially similar. Like OMIF, the Company’s general investment policies and objectives will include, among other things, the following: (i) committing at least 86.5% of its capital to investments in mortgage loans; (ii) limiting any single mortgage loan and limiting mortgage loans to any one borrower to not more than 10% of its total assets as of the date the loan is made or purchased; and (iii) not investing in, or making mortgage loans on, unimproved real property in an amount in excess of 25% of its total assets.

For the reasons stated above, the 900 series of Regulation S-K relating to roll-up transactions are inapplicable to the merger of OMIF with and into the Company, and the subsequent REIT conversion of the Company.

2.
Please confirm to us that if the management agreement were in place for the periods shown in the pro forma, that the management fee paid to the GP/manager would have been the same as was incurred in the current fee structure.

Securities and Exchange Commission
December 18, 2012

Response to Comment No. 2

The Company confirms that if the Management Agreement were in place for the periods shown in the pro forma, the management fee paid to OFG, as manager, would have been the same as was incurred under the current fee structure. The management fee paid to OFG under the Management Agreement is the same as the management fee set forth in OMIF’s partnership agreement, i.e., a monthly fee subject to a maximum amount of 2.75% per year of the average unpaid balance of mortgage loans at the end of each month in the calendar year (the “Maximum Amount”). OFG has discretionary authority to take a management fee up to the Maximum Amount.

Prospectus Cover Page

3.	Please revise to state the total number of shares of common stock to be issued by the registrant in the merger. Refer to Item 501(b)(2) of Regulation S-K.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on the outside front cover page of the proxy statement/prospectus contained in Amendment No. 1 to state the total number of shares of common stock to be issued by the Company in the merger. The Company notes that the total number of shares of common stock to be issued in the merger has changed since the date of the Registration Statement. This new total is the result of the Company’s recalculation of the shares to be issued based on individual accounts to be converted. The Company believes that this new total more accurately reflects the number of shares of common stock to be issued in the merger.

Questions and Answers ..., page 1

Why are we proposing the REIT conversion?, page 1

4.
It is not clear to us why the consummation of the proposed merger will increase partner liquidity.  As a result of the merger the LP redemption rights, which are currently the only source of liquidity, will be eliminated.  But the merger does not itself provide for listing or quotation, and listing and quotation is not a condition to the closing of the merger.  Thus it appears that as a direct result of the merger liquidity could be significantly diminished.  While we note that you intend to list and may seek a quotation pending listing, there is no obligation for you to do so, no guarantee you will be successful and it is not clear why you cannot do so absent the merger.  Please significantly expand your explanation of the linkage between the merger and increased liquidity, the risk that the merger could reduce liquidity absent your successful efforts to provide liquidity through other means, and, with respect to pre-listing quotation, explain the process by which a company is quoted on the OTC-BB and your reliance on a third-party broker-dealer to accomplish a quotation.  Please make similar changes in the related Q&As on page 6 and 7, the related risk factor on page 18, the reference to listing as an “effect” of the merger on page 45, and in the liquidity portion of the table on page 128.

Securities and Exchange Commission
December 18, 2012

Response to Comment No. 4

The Company has revised the Agreement and Plan of Merger to provide that approval for listing on the NYSE MKT LLC (the “NYSE MKT”) is a condition to closing.  In contrast to the present conditions whereby limited redemption rights are the only source of liquidity, the proposed merger is expected to increase liquidity as the shares of common stock of the Company to be received by OMIF limited partners will trade on the NYSE MKT.

Ownership Structure After the Merger, page 10

5.
Please revise the chart to show the percentage ownership of the registrant by 1) Owens Financial Group, Inc., 2) limited partners of Owens Mortgage Investment Fund, and 3) other stockholders, if applicable, after the merger.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the chart on page 11 of Amendment No. 1 to show the percentage ownership of the Company by OFG and the limited partners of OMIF. There will be no other stockholders of the Company immediately following the merger.

Unaudited Pro Forma Per Share Data of Owens Realty Mortgage, Inc., page 16

6.	Please remove the pro forma book value per share as of December 31, 2011, as pro forma balance sheet data information should only be presented as of the most recent balance sheet date.

Response to Comment No. 6

In response to the Staff’s comment, the Company has removed the pro forma book value per share as of December 31, 2011.

7.
Please clarify what measure is represented by your disclosure of “income and capital distributions per share” and tell us how this amount was calculated.  To the extent that you are estimating a dividend payment, please provide quantitative disclosure on page 59 that demonstrates that you have a reasonable basis for your belief that you will have cash available for distribution for the twelve months following the merger date to cover the estimated distribution.

Securities and Exchange Commission
December 18, 2012

Response to Comment No. 7

Income distributions and capital distributions represent the total actual income distributions and capital distributions to OMIF partners for the periods indicated. In Amendment No. 1, income and capital distributions per share was calculated by dividing the total actual income distributions and capital distributions to partners of OMIF for the periods indicated by 11,198,131 (the total number of shares of Company common stock outstanding assuming the REIT conversion occurred on January 1, 2011, based on OMIF units outstanding as of September 30, 2012, and assuming that 1,496,000 of OFG’s units represented by its Carried Interest (hereinafter defined) are not converted to shares of Company common stock). To clarify its disclosure, the Company has added a description of how “income and capital distributions per unit” and “income and capital distributions per share” are calculated on pages 17 and 18 of Amendment No. 1. The Company has not estimated any future dividend payments in its disclosure.

Background of the Merger, page 39

8.	We note your references to appraisals on page 40 or elsewhere. Please tell us how you have complied with Item 4(b) and Item 21(c) of Form S-4 with respect to such appraisals.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised its disclosure to remove all references to appraisals under the heading “Background of the Merger” in Amendment No. 1.  Accordingly, disclosure pursuant to Item 4(b) of Form S-4 is not required. Relatedly, appraisals are not required to be furnished pursuant to Item 21(c) of Form S-4.

Compensation, page 55

9.	Please clarify what obligations, if any, you have toward compensating your manager if it is terminated, for cause or otherwise.

Response to Comment No. 9

In the event that the Management Agreement is terminated as set forth below under the headings “—Term and Termination” and “—Termination for Cause,” in Amendment No. 1, the manager, OFG, from and after the effective date of the termination of the Management Agreement, will not be entitled to compensation for further services under the Management Agreement, but will be paid all compensation accruing to the date of termination.

Termination for Cause, page 57

10.
It appears that you will not be able to terminate your manager for at least 30 days even if the manager engages in fraud or embezzlement, misappropriates funds, or intentionally breaches the contract.  Please add a risk factor to address the potential risks associated with your manager continuing on for 30 days after these acts.

Securities and Exchange Commission
December 18, 2012

Response to Comment No. 10

In response to the Staff’s comment, the Company has added a risk factor on page 20 of Amendment No. 1 addressing the potential risks associated with the manager continuing on for 30 days after certain acts.

Majority and Wholly-Owned Limited Liability Companies, page 70

11.
We note that you have disclosed net operating income/loss for some of your properties.  Please note that this is a non-GAAP measure.  To the extent that net operating income/loss is presented in the filing, please reconcile to the most directly comparable GAAP measure and provide all disclosures required by Item 10(e) of Regulation S-K.

Response to Comment No. 11

OMIF has not used a non-GAAP accounting measure; rather, the measure referenced by the Staff is actually GAAP net income/loss. In light of the Staff’s comments and for clarity, the Company has removed the word “operating” where applicable throughout Amendment No.1.

Management, page 87

12.	Please revise to provide all of the disclosure required by Item 401(e) of Regulation S-K, for each of your current and expected directors.

Response to Comment No. 12

The Company believes that it has provided all disclosure required by Item 401(e) of Regulation S-K for its current director. The Company is in the process of evaluating the qualifications of potential additional directors.

Management’s Discussion and Analysis ..., page 91

13.	Please explain to us the reference to “anticipated distribution” in the italicized language at the beginning of this section.

Response to Comment No. 13

Upon further review, the Company has decided that removal of the reference to “anticipated distributions” is appropriate. As a result, such language has been removed from Amendment No. 1.

Critical Accounting Policies, page 91

Securities and Exchange Commission
December 18, 2012

14.	Please tell us why you did not disclose accounting for revenue recognition as a critical accounting policy and consider adding a discussion of your revenue recognition policy in the next amendment.

Response to Comment No. 14

In response to the Staff’s comment, the Company has added disclosure regarding revenue recognition policies for loans secured by trust deeds and real estate operations under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on pages 92 and 93 of Amendment No. 1.

Liquidity and Capital Resources, page 106

15.
Please provide a more detailed analysis of your sources and uses of cash for the current year.  With respect to sources of cash, please quantify your cash on hand, estimated proceeds from anticipated property sales net of expenses and debt repayment, and remaining capacity on any credit facilities that will not expire prior to year end.  With respect to uses of cash, please quantify your debt and interest obligations for the current year and anticipated capital expenditures, including on foreclosed properties that need renovation or repositioning for sale.  If known, please quantify the amount you expect to have to finance or refinance during the current year to satisfy cash needs.

Response to Comment No. 15

In response to the Staff’s comment, the Company has added a more detailed analysis of the estimated sources and uses of cash for the last quarter of 2012 in a table on page 108 of Amendment No. 1.

Pro Forma Financial Information, page 113

16.	Please include footnote disclosure to explain the pro forma adjustments made to additional paid-in capital, accumulated deficit and noncontrolling interests.

Response to Comment No. 16

In response to the Staff’s comment, the Company has included on page 120 of Amendment No. 1 disclosure to explain the pro forma adjustments to common stock, accumulated deficit and additional paid-in capital. The Company respectfully notes that the noncontrolling interests balance did not change between OMIF actual results and Company pro forma results, and accordingly, no additional disclosure has been provided.

Material United States Federal Income Tax Consequences, page 144

17.
Please revise to identify counsel that has provided an opinion regarding the tax consequences.  In addition, please confirm to us that the Exhibit 8 opinion will cover the tax treatment of the merger and the REIT qualification of the registrant.

Securities and Exchange Commission
December 18, 2012

Response to Comment No. 17

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of Amendment No. 1 to identify Venable LLP as counsel that will be providing an opinion regarding tax consequences. The Company hereby confirms that the opinion to be filed as Exhibit 8.1 will cover the tax treatment of the merger and the REIT qualification of the Company.

Index to Financial Statements, page F-1

18.	Please file an audited balance sheet for the registrant, Owens Realty Mortgage, Inc.

Response to Comment No. 18

In response to the Staff’s comment, an audited balance sheet has been added for the Company on page 122 of Amendment No. 1.

Note 2 – Summary of Significant Accounting Policies, page F-7

Real Estate Held for Sale, page F-10

19.
Please explain to us your basis in GAAP for recording any recovery in the fair value of real estate as an offset to impairment losses.  Please refer to ASC 360-10-35-20, which states that restoration of a previously recognized impairment loss is prohibited.

Response to Comment No. 19

The Staff refers to the accounting policy outlined on page F-10 of the Registration Statement, which is the policy for Real Estate Held for Sale. However, ASC 360-10-35-20 relates to Real Estate for Investment. OMIF believes that it has appropriately recorded recovery for its Real Estate Held for Sale pursuant to ASC 360-10-35-40, which states: “A loss shall be recognized for any initial or subsequent write-down to fair value less cost to sell. A gain shall be recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized (for a write-down to fair value less costs to sell). The loss or gain shall adjust the carrying value of a long-lived asset, whether classified as held for sale individually or as part of a disposal group.” There have been no recoveries recorded on any of OMIF’s currently owned real estate properties held for sale.

Note 11 – Contingency Reserves, page F-29

20.
We note that the partnership agreement requires that you maintain contingency reserves in the aggregate amount of at least 1-1/2% of the capital accounts of limited partners.  Please revise to present these reserves separately as restricted cash on the consolidated balance sheets and statements of cash flows.

Securities and Exchange Commission
December 18, 2012

Response to Comment No. 20

In response to the Staff’s comment, OMIF has revised the balance sheets and statements of cash flows as of and for the nine months ended September 30, 2012 to reflect contingency reserves separately as restricted cash. Since the amount of contingency reserves is not material, OMIF has not restated its audited and unaudited financial statements filed with the Commission before the Comment Letter Date to reflect contingency reserves separately as restricted cash. However, OMIF and the Company confirm that they intend to reflect contingency reserves separately as restricted cash on their balance sheets and statements of cash flows on their audited and unaudited financial statements filed with the Commission after the Comment Letter Date.

Annexes

21.
Please revise the registration statement to include all of the annexes.  We will review the annexes prior to granting effectiveness of the registration statement and may have further comments after our review.

Response to Comment No. 21

In response to the Staff’s Comment, the Company has filed with Amendment No. 1 all of the annexes (or forms thereof), including the form of Agreement and Plan of Merger, form of the Charter of the Company, the form Bylaws of the Company, the form of Management Agreement, and the Opinion of ValuCorp International, Inc. (“ValuCorp”.)

Annex E and Exhibit 99.2

22.
We note the opinion of the valuation firm and the valuation report filed as Exhibit 99.2.  We also note the disclaimer of liability in Appendix A of Annex E of the opinion and in section 10 on page 5 of the exhibit.  It is not clear to us how this disclaimer is consistent with Section 11(a)(4) of the Securities Act.  Please advise.

Response to Comment No. 22

In response to the Staff’s comment, ValuCorp has removed the disclaimer of liability contained in Appendix A, Section 10 of Annex E and in Section 10 of Exhibit 99.2.

Exhibits

23.
Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.  The draft should be filed as EDGAR correspondence.

Securities and Exchange Commission
December 18, 2012

Response to Comment No. 23

In response to the Staff’s comment, the Company has filed the following exhibits with Amendment No. 1: (a) the form of Agreement and Plan of Merger; (b) the form of Charter of the Company; (c) the form of  Bylaws of the Company; (d) the form of Management Agreement; (e) the Consent of Crowe Horwath LLP; (f) the Consent of Perry Smith LLP; (g) the Report of ValuCorp; and (h) the Consent of ValuCorp. Since the Company is not in a position to file its legal and tax opinions with Amendment No. 1, the Company has provided draft copies filed as an EDGAR correspondence for the Staff’s review. The Company will file the form of proxy card of OMIF and the form of common stock certificate of the Company with a subsequent amendment.

Exhibit 99.2

24.	We note that the valuation expert refers to the Private Securities Litigation Reform Act. It does not appear that the registrant is eligible to rely on this Act. Please advise.

Response to Comment No. 24

In response to the Staff’s comment, ValuCorp has removed the reference to the Private Securities Litigation Reform Act in Exhibit 99.2.

           The Company respectfully believes that Amendment No. 1 and the supplemental information contained herein are responsive to the Staff’s comments. The Company will wait to submit a request for acceleration of effectiveness pending the Staff’s review of, and comment to, Amendment No. 1 and this letter. If you have any questions or would like further information concerning Amendment No. 1 and the Company’s responses to the Comment Letter, please telephone the undersigned at 410-528-2355.

Sincerely,

/s/ Eric R. Smith
Eric R. Smith, Esq. of VENABLE LLP

cc: William C. Owens (without enclosures)
      Bryan Draper (without enclosures)
      Daniel Worley (without enclosures)
      James J. Hanks, Jr., Esq. (without enclosures)

Enclosures